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APPROXIMATE LOCATION

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Women-ledBrunchLunchDinner
SoFusion Cafe'

American food with Caribbean influences

Baltimore, MD 21201
Modified hours & offerings
due to the COVID 19 outbreak
Connect with us
Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7 for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
SoFusion Cafe' is seeking investment to help with day to day operations, hire staff, and expand inventory.
Generating RevenueLease SecuredOperating Pop-upsExpanding Location
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
PRESS
Sofusion Cafe' Opening This Weekend in Hollins Market

Restaurant Sofusion Cafe' will open this Sunday at 6 S. Poppleton St. in Hollins Market. The two-story restaurant space is in a free-standing building that has been vacant in recent years.Sofusion

THE TEAM
Denise Butts
Owner

The owner has a twenty-five year career in supervising, managing and facilitating organizational development. In 2018, the owner established a food service business Campbell's Cafe' in Baltimore City from the ground up, serving as owner, CFO and quality Assurance officer. The owner is a licensed food service manager in the state of Maryland

Kim Kirby
Operations assistant/chef

Multi-facet twenty year career background in Food Service, Human Resources, Research, Medical Billing an Financial Management

OUR MISSION

SoFusion Cafe' offers a delicious variety of American & Caribbean cuisine. Two sisters, Kimberly Kirby & Denise Butts, teamed up with Chef Levy of Kingston, Jamaica to create savory dishes that will kindle your taste buds & bring joy to your soul!

To provide the community with quality and delicious foods at an affordable price.
To source at least 80% of our products locally.
To have an open and welcoming environment, where everyone can feel welcome.

To share our love and passion for food, by preparing delicious dishes that touches your mind, body and soul.
OUR FOOD - DELICIOUS AND ALWAYS MADE TO ORDER!

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Q&A
Customer Review

"Love the food, customer service is awesome, and I love that my food is cooked to order!" - Sheria J.

Customer Review

"The salmon mac & cheese and cabbage was delicious & this is my first time having sauteed asparagus wrapped in bacon...I'll def be back!" - Ty S.

Customer Review

"A hidden gem for sure! Haha I love this place and I tell my friends about them all the time!" - Traci H.

Customer Review

"The atmosphere is pleasant. The food is always delicious." - Angela M.

Customer Review

"Excellent food & I love it" - David B.

Customer Review

"Love the food, customer service is awesome, and I love that my food is cooked to order!" - Sheria J.

Customer Review

"The salmon mac & cheese and cabbage was delicious & this is my first time having sauteed asparagus wrapped in bacon...I'll def be back!" - Ty S.

Customer Review

"A hidden gem for sure! Haha I love this place and I tell my friends about them all the time!" - Traci H.

Customer Review

"The atmosphere is pleasant. The food is always delicious." - Angela M.

Customer Review

"Excellent food & I love it" - David B.

Customer Review

"Love the food, customer service is awesome, and I love that my food is cooked to order!" - Sheria J.

Customer Review

"The salmon mac & cheese and cabbage was delicious & this is my first time having sauteed asparagus wrapped in bacon...I'll def be back!" - Ty S.

Customer Review

"A hidden gem for sure! Haha I love this place and I tell my friends about them all the time!" - Traci H.

Customer Review

"The atmosphere is pleasant. The food is always delicious." - Angela M.

Customer Review

"Excellent food & I love it" - David B.

OUR CREED

Our business creed - 4FI, RIP, and STEAM- drives employee training and establishes our identity as a progressive and relevant business in the industry and the greater community.

Our 4-Point Feeling Impact Model – Feeling Pleasure, Feeling Comfort, Feeling First-Class, Feeling Inspired (4FI).
Our four essential core values – Respect, Integrity – Professionalism (RIP).
We offer access to Twenty-First Century amenities - sports viewing, access to technology through Wi-Fi; entertainment; arts; and music (STEAM) - for special functions, dine-in and venue usage customers.
We specialize in preparing Exceptionally Good & Tasty Food in an Exceptionally clean, neat environment with an aesthetic appeal.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $9,400
Mainvest Compensation $600
Total $10,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$334,000	$367,400	$393,118	$412,773	$425,156
Cost of Goods Sold	$36,500	$40,150	$42,960	$45,107	$46,460
Gross Profit	$297,500	$327,250	$350,158	$367,666	$378,696

EXPENSES

Rent	$18,600	$19,065	$19,541	$20,029	$20,529
Utilities	$14,400	$14,760	$15,129	$15,507	$15,894
Salaries	$90,000	$99,000	$105,930	$111,226	$114,562
Insurance	$6,480	$6,642	$6,808	$6,978	$7,152
Repairs & Maintenance	$3,576	$3,665	$3,756	$3,849	$3,945
Legal & Professional Fees	$1,800	$1,845	$1,891	$1,938	$1,986
Operating Profit	$162,644	$182,273	$197,103	$208,139	$214,628

This information is provided by SoFusion Cafe'. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
Sofusion Cafe_Business Plan_db2019 (1).pdf
SoFusion Cafe_Cash Flow_3 Years_db_FINAL (1).xls
SoFusion_Cafe_Cash_Flo.xls
Investment Round Status

$10,000

TARGET

$30,000

MAXIMUM

This investment round closes on June 30, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Sofusion Cafe
Investment Structure Revenue Sharing Note
Early Investor Bonus

Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
Historical milestones

SoFusion Cafe has been operating since [April,2020] and has since achieved the following milestones:

Opened location in [Baltimore, MD]

Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].

Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].

Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 4/8/2021, SoFusion Cafe has debt of [$6500] outstanding and a cash balance of [$600]. This debt is sourced primarily from [Lease/rent and will be senior to any investment raised on Mainvest. In addition to the SoFusion Cafe's outstanding debt and the debt raised on Mainvest, SoFusion Cafe may require additional funds from alternate sources at a later date.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the SoFusion Cafe''s fundraising. However, SoFusion Cafe' may require additional funds from alternate sources at a later date.

Other challenges

SoFusion Cafe' has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Opened during Covid 19 pandemic

Used our own capital to operate

Trying to stay open during Covid 19 pandemic

No operating history

SoFusion Cafe' was established in April ,2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

SoFusion Cafe' forecasts the following milestones:

Secure lease in Baltimore, Maryland by March , 2022.

Hire for the following positions by June,2021: Cook, Cashier, Dishwasher

Achieve $ 298,980 revenue per year by 2022.

Achieve $199,000 profit per year by 2023.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of SoFusion Cafe' to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

SoFusion Cafe' operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. SoFusion Cafe' competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from SoFusion Cafe's core business or the inability to compete successfully against with other competitors could negatively affect SoFusion Cafe''s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in SoFusion Cafe''s management or vote on and/or influence any managerial decisions regarding SoFusion Cafe'. Furthermore, if the founders or other key personnel of SoFusion Cafe' were to leave SoFusion Cafe' or become unable to work, SoFusion Cafe' (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which SoFusion Cafe' and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, SoFusion Cafe' is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

SoFusion Cafe' might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If SoFusion Cafe' is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt SoFusion Cafe'

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect SoFusion Cafe''s financial performance or ability to continue to operate. In the event SoFusion Cafe' ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither SoFusion Cafe' nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

SoFusion Cafe' will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and SoFusion Cafe' is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although SoFusion Cafe' will carry some insurance, SoFusion Cafe' may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, SoFusion Cafe' could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect SoFusion Cafe''s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of SoFusion Cafe''s management will coincide: you both want SoFusion Cafe' to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want SoFusion Cafe' to act conservative to make sure they are best equipped to repay the Note obligations, while SoFusion Cafe' might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If SoFusion Cafe' needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with SoFusion Cafe' or management), which is responsible for monitoring SoFusion Cafe''s compliance with the law. SoFusion Cafe' will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if SoFusion Cafe' is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if SoFusion Cafe' fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of SoFusion Cafe', and the revenue of SoFusion Cafe' can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of SoFusion Cafe' to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

SoFusion Cafe' is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent SoFusion Cafe' is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

SoFusion Cafe' is a newly established entity and has no history for prospective investors to consider.

This information is provided by SoFusion Cafe'. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
SoFusion Cafe' isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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